

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 4, 2016

<u>Via E-mail</u>
Gabriel Dalporto
Chief Financial Officer
11115 Rushmore Drive
Charlotte, North Carolina 28277

> **Re:** **LendingTree, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **Response dated September 15, 2016**
> **File No. 001-34063**

Dear Mr. Dalporto:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 27

1. We have reviewed your response to comment 2. The company has realized significant growth in non-mortgage revenues in fiscal 2014 and 2015 and the interim periods of 2016. The increases from your non-mortgage products have contributed to increased

operating income and net income from continuing operations. The increase for some of your non-mortgage products have been disclosed in your earnings releases although the reasons for the increases have not been discussed. For example, in the earnings release for the second quarter ended June 30, 2016, you disclose that loan requests for personal loans increased 23% sequentially; that home equity loan requests increased 48% sequentially and that enrollment in My LendingTree increased 98% compared to the prior year.

Your MD&A currently identifies the non-mortgage products and has a statement that there were increases in revenues for some of the non-mortgage products. The disclosures do not quantify the increases or decreases in growth between the periods or the reasons for the increases or decreases so that an investor can understand your results of operations as required by Item 303(a)(3)(i) of Regulation S-K. Please provide us with the proposed changes and revise, in all future filings, to discuss, analyze and quantify the changes in revenues recognized for each of the non-mortgage products offered and the reasons for these changes, for each of the periods presented.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3752 if you have any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services